FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, October 16, 2009

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) will hold a conference call at 8:30 a.m. Eastern Time on Friday, October 30, 2009 to discuss its 2009 third quarter results which will be announced after the close of markets on Thursday, October 29, and will be available at that time on its website www.fairfax.ca. The call, consisting of a presentation by the company followed by a question period, may be accessed at (888) 946-7494 (Canada and U.S.) or 1 (773) 756-4803 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, November 13, 2009.  The replay may be accessed at (866) 469-7802 (Canada and U.S.) or 1 (203) 369-1470 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   Greg Taylor, Chief Financial Officer, at (416) 367-4941

             Media Contact
             Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946